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Exhibit 99.4

IMPERIAL TOBACCO GROUP RESTRUCTURES EUROPEAN MANUFACTURING OPERATIONS

        Imperial Tobacco Group today announced a restructuring of its European manufacturing operations as part of an ongoing commitment to enhance productivity and improve operational efficiencies.

        The Group is conducting an extensive review of its manufacturing portfolio and is taking into account the potential impact of European Union enlargement on its operations in accession countries.

        As a result, the Group is closing its cigarette manufacturing operations in Hungary, Slovenia and Slovakia. The Group's filter production centre in Hungary will also close. The closures will be complete by May 2004 and will result in the loss of around 940 jobs. Sales and marketing activities and the quality and availability of Imperial Tobacco products in these markets will not be affected.

        The closures are expected to generate annual cost savings of around £20 million from 2005 onwards. In the year to September 2004 it is anticipated that there will be a restructuring charge of £35 million, including asset write-offs, which will be part funded by proceeds of asset disposals.

        David Cresswell, Imperial Tobacco Group Manufacturing Director, said: "Any announcement that involves job losses is regrettable and we are continuing to support our employees in a fair and considerate manner. However, this restructuring is an important part of our drive to reduce over-capacity and maintain our competitive advantage. It further strengthens our position as one of the most efficient tobacco manufacturers in the world."

        The announcement follows last year's closure of the Group's cigarette factory in Cambodia, a roll-your-own packing facility in Meppel, Netherlands, and a warehouse distribution centre in Bristol, UK. Following the closure of these operations in Hungary, Slovenia and Slovakia, the Group's global manufacturing portfolio will consist of 32 facilities.

ENDS ENQUIRIES
Alex Parsons Imperial Tobacco Group Group Media Relations Manager Tel +44 (0)117 933 7241	Nicola Tate Imperial Tobacco Group Investor Relations Manager Tel: +44 (0)117 933 7082

www.imperial-tobacco.com

Notes to Editors

        The cigarette factory in Debrecen, Hungary, has around 260 employees and produced 2.7 billion cigarettes in 2003. The filter production centre has around 120 employees and produced 4 billion filters in 2003.

        The cigarette manufacturing operations in Ljubljana, Slovenia, has around 260 employees and produced 5.8 billion cigarettes in 2003.

        The cigarette factory in Spisska Bela, Slovakia, has around 300 employees and produced 5.9 billion cigarettes in 2003.

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  Exhibit 99.4
IMPERIAL TOBACCO GROUP RESTRUCTURES EUROPEAN MANUFACTURING OPERATIONS